Exhibit (a)(13)

DHR Closes Subsequent Offering Period for TEK;

Acquires Over 90% of Tektronix Shares

Washington, D.C. and Beaverton, OR, November 21, 2007 – Danaher Corporation (NYSE: DHR) and Tektronix, Inc. (NYSE: TEK) jointly announced today the expiration, as of 11:59 PM, New York City time, on November 20, 2007, of the subsequent offering period in the tender offer made by Raven Acquisition Corp., Danaher’s indirect wholly owned subsidiary, for all of the outstanding shares of Tektronix, Inc. common stock. The initial tender offer period expired on November 15, 2007.

According to the final report of the depositary for the offer, as of the expiration of the subsequent offering period, a total of approximately 69,094,604 shares of Tektronix common stock had been validly tendered and not withdrawn into the offer (including shares tendered during the subsequent offering period and excluding shares previously tendered pursuant to guaranteed delivery procedures that were not actually delivered). Stockholders who validly tendered and did not withdraw their shares will promptly receive the offer price of $38.00 per share, net to the seller in cash without interest. As a result of these purchases in the tender offer and subsequent offering period, Danaher, through Raven Acquisition Corp., now owns over 90% of the outstanding shares of Tektronix common stock.

Raven will promptly acquire all of the remaining outstanding shares of Tektronix common stock by means of a short-form merger under Oregon law. In the merger, Raven will merge with and into Tektronix, and Tektronix will become an indirect wholly owned subsidiary of Danaher. In the merger, each outstanding share of Tektronix common stock will be cancelled and (except for shares held by Danaher or Raven and certain restricted shares) converted into the right to receive $38.00 per share, net to the seller in cash without interest. Following the merger, detailed instructions will be mailed to Tektronix stockholders who did not tender in the offer outlining the steps to be taken to obtain the merger consideration.

About Danaher

Danaher Corporation is a leading manufacturer of Professional Instrumentation, Medical Technologies, Industrial Technologies and Tools and Components (www.danaher.com).

About Tektronix

Tektronix is a leading supplier of test, measurement, and monitoring products, solutions and services for the communications, computer, consumer electronics, and education industries — as well as military/aerospace, semiconductor, and a broad range of other industries worldwide. With 60 years of experience, Tektronix enables its customers to design, build, deploy, and manage next-generation global communications networks, computing and advanced technologies. Headquartered in Beaverton, Oregon, Tektronix has operations in 19 countries worldwide. Tektronix’s Web address is www.tektronix.com.

Please contact:

Andy Wilson

Vice President, Investor Relations

Danaher Corporation

2099 Pennsylvania Avenue, NW

12th Floor

Washington, D.C. 20006

Telephone: (202) 828-0850

Fax: (202) 828-0860

Paul Oldham

VP Treasurer and Investor Relations

Tektronix, Inc.

14200 SW Karl Braun Drive

M/S 55-544

Beaverton, OR 97077

Telephone: (503) 627-4027

Fax: (503) 627-6108